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TABLE OF CONTENTS

Filed pursuant to Rule 424(b)(2)
Registration No. 333-100579

PROSPECTUS

1,000,000 shares of common stock

LONE STAR TECHNOLOGIES, INC.

        This prospectus relates to the issuance and sale of up to 1,000,000 shares of our common stock from time to time through a sales manager to be named in prospectus supplements. These sales, if any, will be made pursuant to the terms of a sales agreement between the sales manager and us.

        Our common stock is listed on the New York Stock Exchange under the symbol "LSS." Sales of shares of our common stock under this prospectus, if any, will be made by means of ordinary brokers' transactions through the facilities of the New York Stock Exchange at prices prevailing at the time of sale. These sales will be made by the sales manager on a best efforts basis. On April 16, 2003 the last reported sales price of our common stock on the New York Stock Exchange was $21.20 per share.

        The compensation to the sales manager for sales of common stock will be a specified percentage of the sales proceeds from the sale of shares as set forth in the applicable prospectus supplement. The net proceeds from any sales under this prospectus will be used as described under "Use of Proceeds" in this prospectus. In connection with the sale of common stock on our behalf, the sales manager may be deemed to be an "underwriter" within the meaning of the Securities Act, and the compensation of the sales manager may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the sales manager against certain liabilities, including liabilities under the Securities Act.

        You should carefully review and consider the information under the heading "Risk Factors" beginning on page A-7 of this prospectus and under the same heading in the applicable prospectus supplement before investing in our securities.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 18, 2003.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS
ABOUT THE COMPANY
RECENT DEVELOPMENTS
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
EXPLANATORY NOTE ABOUT THIS OFFERING
WHERE YOU CAN FIND MORE INFORMATION
RISK FACTORS
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
EXPLANATORY NOTE ABOUT INTERIM FINANCIAL INFORMATION

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf process, we may sell up to 1,000,000 shares of common stock in an "at-the-market" offering described in this prospectus in one or more offerings up to a total dollar amount of $250,037,500. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION."

        The terms "Lone Star," "we," "our" and "us" refer to Lone Star Technologies, Inc. and its consolidated subsidiaries unless the context suggests otherwise. The term "you" refers to a prospective investor. The address of our principal executive offices is 15660 North Dallas Parkway, Suite 500, Dallas, Texas 75248, and our telephone number is (972) 770-6401. Our mailing address is P.O. Box 803546, Dallas, Texas 75380. Our website is located at www.lonestartech.com. Information contained on our website does not constitute, and shall not be deemed to constitute, part of this prospectus.

        We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

ABOUT THE COMPANY

        We are a leading domestic manufacturer and marketer of premium welded oil country tubular goods, or OCTG, which are steel tubular products used in the completion of, and production from, oil and natural gas wells. We are a major manufacturer of line pipe, which is used in the gathering and transmission of oil and natural gas. In addition, we are a leading manufacturer of specialty tubing products used in industrial, automotive, construction, agricultural and power technology applications. In January 2000, we acquired the assets of Fintube Limited Partnership, the largest domestic specialty tubing manufacturer of heat recovery finned tubulars, which are used in various applications, including fuel economizers, petrochemical plants, refineries and combined-cycle electrical power generation plants. We also completed an acquisition of the assets of Bellville Tube Corporation, a manufacturer of casing, tubing and line pipe for the oil and gas industry, in April 2000. We began producing and marketing oil country tubular goods and other tubular products nearly 50 years ago.

RECENT DEVELOPMENTS

        On October 1, 2002, we acquired the assets of Wheeling Machine Products, Inc. and Wheeling Machine Products of Texas, Inc., which companies are manufacturers of couplings used to connect individual sections of oilfield casing and tubing. We acquired Wheeling's production assets for $21.2 million and its net working capital for an additional estimated $17.1 million.

        On October 16, 2002, we announced that we planned to make open-market purchases of our common stock from time to time in an aggregate amount not exceeding $10 million.

        A judgment was entered against us in March 2003 in the amount of $32.0 million in favor of Cargill, Incorporated relating to our alleged breach of contract in connection with our proposed acquisition of its North Star Steel Company Tubular Products Division. We plan to file a motion to render judgment in favor of Lone Star notwithstanding the verdict or for a new trial, and if such motion is not granted, we plan to appeal the judgment.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected financial data as of and for the five fiscal years ended December 31, 2002, 2001, 2000, 1999 and 1998. We derived the financial data as of the end of and for each of these fiscal years from our audited consolidated financial statements. These data are qualified in their entirety by, and should be read together with, the more detailed information appearing in our consolidated historical financial statements and related notes and "Management's Discussion and Analysis of Results of Operations and Financial Condition" and other financial information incorporated by reference into this prospectus.

	2002(1)	2001	2000(2)	1999	1998
	($ and shares in millions, except per share and employee data)
Oilfield products revenues	$304.2	$401.9	$362.0	$187.3	$258.1
Specialty tubing products revenues	157.8	187.7	220.9	126.6	130.3
Flat rolled and other tubular revenues	61.7	60.6	62.4	48.1	54.0
Total revenues	523.7	650.2	645.3	362.0	442.4
Gross profit	7.4	69.3	85.9	12.8	4.4
Special charges	—	—	—	—	(14.5)
Selling, general, and administrative expenses	(69.2)	(36.1)	(33.7)	(15.5)	(20.0)
Operating income (loss)	(61.8)	33.2	52.2	(2.7)	(30.1)
Income (loss) before extraordinary item	(69.2)	17.0	38.6	(5.5)	(32.3)
Extraordinary gain (loss), net of tax	—	(0.6)	—	—	7.4
Net income (loss)	$(69.2)	$16.4	$38.6	$(5.5)	$(24.9)
Income (loss) before extraordinary items per common share—diluted	$(2.52)	$0.68	$1.59	$(0.24)	$(1.43)
Net income (loss) per common share—diluted	$(2.52)	$0.66	$1.59	$(0.24)	$(1.10)
Common shares used for diluted EPS	27.5	25.0	24.3	22.5	22.5
Current assets	$341.8	$325.1	$257.5	$172.1	$152.9
Total assets	$612.9	$580.8	$515.3	$351.1	$335.8
Current liabilities	$59.9	$66.1	$91.7	$85.2	$41.4
Total liabilities	$300.3	$265.5	$259.5	$155.2	$146.7
Shareholders' equity	$312.6	$315.3	$255.8	$195.9	$189.1
Shares outstanding	28.4	25.2	23.7	22.6	22.5
Other Financial and Operating Data:
Cash flows from operating activities	$(12.4)	$31.3	$(8.6)	$28.1	$8.6
Cash flows from investing activities	$(54.0)	$(14.7)	$(96.6)	$(11.7)	$(4.3)
Cash flows from financing activities	$81.5	$63.2	$109.7	$(15.1)	$2.4
Earnings before interest, taxes, depreciation and amortization(3)	$(37.9)	$50.7	$74.2	$14.0	$(14.5)
Capital expenditures	$15.9	$25.2	$23.3	$7.2	$17.6
Active employees	1,900	1,892	2,358	1,554	938
Reconciliation of EBITDA (as defined)(3) to U.S. GAAP Operating Cash Flows:
Cash flows from operating activities	$(12.4)	$31.3	$(8.6)	$28.1	$8.6
Add (deduct):
Non-cash charge for stock compensation	0.1	0.2	(0.7)	—	—
Non-cash write-down of assets	—	—	—	—	(8.1)
Gain on sale of property	0.1	—	—	—	—
Changes in working capital	(11.4)	2.7	63.4	(22.0)	(17.1)
Litigation reserves	(32.0)	—	—	—	—
Other balance sheet changes	8.2	5.8	5.9	5.1	0.1
Interest expense, net	10.2	9.9	12.4	2.8	2.0
Income tax expense (benefit)	(0.7)	0.8	1.8	—	—

EBITDA	$(37.9)	$50.7	$74.2	$14.0	$(14.5)

(1)
Includes Wheeling results of operations since the acquisition became effective on October 1, 2002.
(2)
Includes the results of operations of Fintube and Bellville since the acquisitions became effective on January 1, 2000 and April 1, 2000, respectively.
(3)
EBITDA is earnings before extraordinary items, interest, taxes, and depreciation and amortization. EBITDA is presented because we believe that it provides useful information to our investors regarding our ability to generate cash flows that can be used to service our debt. EBITDA is also a component of certain financial covenants in our credit facility. EBITDA is a non-GAAP liquidity measure commonly used in our industry and should not be considered as an alternative measure of our net income or cash flows from operations as computed in accordance with GAAP. Amounts presented may not be comparable to similar measures disclosed by other companies.

EXPLANATORY NOTE ABOUT THIS OFFERING

        We previously registered undesignated securities, including up to 1,000,000 shares of common stock for sale in one or more "at-the-market" offerings, having an initial total offering price of up to $250,000,000 by filing a shelf registration statement in 2000. We subsequently sold a portion of the registered securities in two offerings, which reduced the total dollar amount of securities covered by the 2000 shelf registration statement to $114,037,500, but we have not sold any of the common stock in an "at-the-market" offering. We are registering an additional $136,000,000 of undesignated securities described in this registration statement in order to increase the total dollar amount of securities registered for us under our prior registration statement and this registration statement to an aggregate of $250,037,500, which increases the maximum total dollar amount available for "at-the-market" offerings of up to 1,000,000 shares of common stock to $250,037,500.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Our filings with the SEC are also available to the public over the Internet at the SEC's website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents subsequently filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering.

  •
  Annual Report on Form 10-K, for the year ended December 31, 2002.

  •
  Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2002 (filed April 17, 2003).

  •
  Current Report on Form 8-K/A filed January 28, 2003 (date of event September 30, 2002).

  •
  Current Report on Form 8-K filed April 7, 2003 (date of event December 31, 2002).

  •
  Current Report on Form 8-K filed April 16, 2003 (date of event April 15, 2003).

  •
  Registration Statement on Form 8-A filed April 9, 1997 containing a description of our common stock.

        After reasonable efforts, we were not able to obtain the written consent of Arthur Andersen LLP to incorporate by reference into this registration statement its report dated January 22, 2002, that was included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002. Under these circumstances, Rule 437(a) under the Securities Act permits this registration statement to be filed without such consent. The absence of such consent may, however, limit recovery by investors on certain claims against Arthur Andersen LLP including, without limitation, claims arising under Section 11 of the Securities Act.

        You may request a copy of the above-described filings at no cost by writing or telephoning us at the following address:

    Lone Star Technologies, Inc.
    P.O. Box 803546
    Dallas, Texas 75380
    Attention: Sharon Goodrich
    (972) 770-6401

        Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

RISK FACTORS

        You should consider carefully the following risk factors together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference into this document before purchasing our securities. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected and you may lose all of your investment.

Risks Relating to Our Business

        The volatility of oil and gas markets affects demand for our principal products, and downturns in these markets could cause our revenues to decrease.

        Proceeds from the sale of casing, tubing, line pipe and couplings to the oil and gas industry constitute the majority of our revenues. Downturns in the oil and gas markets and general economic conditions could cause demand for our principal products to decrease, which would adversely affect our revenues and results of operations.

        Demand for our oilfield products depends primarily upon the number of oil and natural gas wells being drilled, completed and re-worked at any given time and the depth and drilling conditions of these wells. The level of these activities depends primarily on expectations as to future prices for natural gas and oil. Natural gas and oil prices are subject to significant fluctuations in response to relatively minor changes in supply, market uncertainty and a variety of additional factors that are beyond our control. These factors include:

  •
  worldwide and domestic supplies of and demand for oil and natural gas;

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  domestic and foreign natural gas and oil production;

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  political instability or armed conflict in oil and gas producing regions;

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  the price and amounts of imports of oil and gas casing, tubing and line pipe;

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  the availability of alternative fuels;

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  the availability of pipeline capacity;

  •
  weather conditions;

  •
  domestic and foreign governmental regulations, especially trade laws and taxes; and

  •
  the overall economic environment including the demand for electricity.

        We expect natural gas and oil prices and the domestic rig count to continue to be volatile in the future. A downturn in the oil and gas market could decrease demand for our products and cause our revenues to decrease.

        Our precision mechanical tubulars and other businesses are sensitive to economic downturns, which could cause our revenues to decrease.

        We manufacture and sell high quality steel tubing in the form of precision mechanical tubulars used by our customers in the manufacture of products such as automotive stabilizers, hydraulic cylinders and cranes. The demand for these products and, in turn, for our precision mechanical tubulars, is dependent on the general economy, the automotive and construction industries and other factors affecting domestic goods activity. If we are not able to adequately predict demand and if our precision mechanical tubulars inventories (or the inventories of other precision tubular manufacturers) become excessive, there could be a material adverse effect on price levels, the quantity of precision mechanical tubulars sold by us and our revenues.

        The competition for raw materials we use in our business and the volatility of our raw material costs could reduce our profits, or increase our losses, and constrain our operations, which would reduce our revenues.

        Purchased steel represents the largest portion of our cost of goods sold. The price and availability of steel slabs, coils, scrap and wire rod that we use in our manufacturing processes are highly competitive and cyclical. The following factors, most of which are beyond our control, affect the price of steel:

  •
  supply and demand factors;

  •
  freight costs and transportation availability;

  •
  inventory levels of brokers and distributors;

  •
  the price and availability of imported steel pipe and tubing;

  •
  trade duties and taxes; and

  •
  labor disputes.

        Changes in steel prices, including increases that resulted from the March 2002 imposition of tariffs on steel imports, can affect the pricing levels of our products. We seek to maintain our profit margin by attempting to increase the price of our products in response to an increase in steel costs and by sourcing steel from our flat rolled steel division, but we do not always succeed in passing these price increases through to our customers. As a result, we typically have a limited ability to recover increases in steel costs. While we endeavor to maintain flexibility in procurement of steel for our specialty tubular products, any failure to obtain sufficient steel slabs and coils would constrain our operations.

        In the welded oil and gas casing and tubing and line pipe market, we compete against manufacturers that may be able to purchase or produce semi-finished steel, hot rolled coils or scrap at a lower cost than we can. Our Lone Star Steel subsidiary satisfies its raw material requirements and those of our Bellville subsidiary by purchasing semi-finished steel, using purchased and internally generated scrap to make hot rolled coils in its melt shop and hot strip mill and purchasing coils. Our Wheeling subsidiary typically purchases its coupling stock from domestic seamless oilfield tubular manufacturers. Our Fintube subsidiary must also compete with manufacturers that may be able to purchase or produce coils more cost-effectively than we can. We may not be able to satisfy our subsidiaries' raw material requirements as cost-effectively as our competitors, which may lead to reduced sales.

        Excessive inventory levels of oilfield products could reduce demand for our products and adversely affect our sales.

        Industry-wide inventory levels of tubular goods for the oil and gas industry can vary significantly from period to period depending on industry cycles. These changes can have a direct adverse effect on the demand for new production of tubular goods when customers draw from existing inventory rather than purchase new products. As a result, our oil and gas casing and tubing sales and results of operations may vary significantly from period to period. Excessive inventories could have a material adverse effect on price levels and the quantity of oil and gas casing and tubing and line pipe products sold by us. In addition, any excess domestic capacity may not necessarily be substantially absorbed during periods of increased domestic drilling activity since foreign producers of oil and gas casing and tubing and line pipe may increase their exports to the United States market.

        Easing of United States government import trade restrictions could increase foreign competition in our industry and decrease our sales and our profits, or increase our losses, particularly in the case of oil and gas casing and tubing and line pipe.

        The domestic steel industry historically has faced significant competition from foreign steel producers. The level of imports of OCTG, which has varied significantly over time, affects the domestic market for these goods. High levels of imports reduce the volume sold by domestic producers and tend to suppress selling prices, both of which have an adverse impact on our business.

        The level of imports of oil and gas casing and tubing and line pipe is affected by numerous factors, including:

  •
  overall world demand for oil and gas casing and tubing and line pipe;

  •
  domestic and foreign inventory levels of casing, tubing and line pipe;

  •
  the purchasing pattern of distributors and end users;

  •
  domestic and foreign trade policy; and

  •
  the relative value of the United States dollar.

        Many foreign steel producers are owned, controlled or subsidized by their governments and their decisions with respect to production and sales may be influenced more by political and economic policy considerations than by prevailing market conditions. Actions motivated by these factors could increase competition and cause our sales to decrease.

        Anti-dumping and countervailing duty orders applicable to our industry are limited to specific countries, are largely under appeal and may be revoked as a result of periodic "sunset reviews." In addition, an individual exporter may retain revocation as to itself under specific circumstances. In June 2000 the United States government completed sunset reviews of orders covering Canada and Taiwan and revoked both orders. While the United States government completed sunset reviews of orders covering Argentina, Italy, Japan, Korea and Mexico in June 2001 and kept those orders in place, the orders remain subject to future sunset reviews beginning in 2005, and to annual reviews by the Department of Commerce. The affirmative sunset review determinations have been appealed to the Court of International Trade, and Argentina has appealed to the World Trade Organization. If those orders are revoked in full or in part or the duty rates are lowered, we could be exposed to increased competition from imports that could decrease our sales and profits, or increase our losses. Although the line pipe industry was granted relief under Section 201 of the Trade Act of 1974, such relief did not extend to OCTG and expired as to line pipe in March 2003. In March 2002 the United States imposed significant tariffs on imported flat rolled steel products and certain welded pipe and tube products from all foreign countries other than Canada, Mexico and most developing countries. Our OCTG products were excluded from this relief. These higher tariffs will last for up to three years. If these tariffs are eliminated, we could be exposed to increased competition from flat rolled steel imports, which could decrease our sales and profits, or increase our losses.

        The domestic OCTG industry filed a number of trade cases in the first half of 2002 covering OCTG from Austria, Brazil, China, France, Germany, India, Indonesia, Romania, South Africa, Spain, Turkey, Ukraine and Venezuela since these countries were believed to be illegally importing OCTG products. In May 2002 the International Trade Commission voted to end these cases. As a result, there will not be any additional import relief for OCTG and the recent high import rates into the United States could continue to negatively impact our OCTG shipment levels and prices. Such increased competition could decrease our sales and profits, or increase our losses, and have a material adverse effect on our business, operating results or financial condition.

        The United States' or any other government's future actions regarding import duties or other trade restrictions on imports of oil and gas casing, tubing products, line pipe or other steel products could reduce our sales of oil and gas casing and tubing products or line pipe.

        Tariffs imposed by the United States government are expected to increase the cost of our raw materials which could decrease our profits, or increase our losses.

        We can use steel slabs, scrap steel and steel coils in the manufacture of our tubular products. In March 2002 the United States government imposed tariffs on countries other than Mexico and Canada covering various types of imported steel, principally including steel coils, but also including steel slabs. The tariffs will be in effect for at least a three-year period. Specifically, in year one, a 30% tariff is imposed after an aggregate quota of 4.9 million tons is exceeded. In year two, a 24% tariff is imposed after a quota of 5.4 million tons is exceeded. In year three, an 18% tariff is imposed after a quota of 5.8 million tons is exceeded. We procure a substantial portion of our steel slabs from Mexico, which was excluded from the tariffs. However, these tariffs have already had the effect of reducing imports of steel coils, which constitute approximately 10-15% of our total steel requirements, and increasing their cost. Also, higher steel coil costs have resulted in increased demand for steel slabs, which constitute approximately 70% of our total steel requirements. This increased demand caused prices for steel slabs to increase in the second half of 2002. Fourth quarter 2002 steel costs were approximately 30% higher than they were during the first half of 2002, and we expect further increases in 2003. Unless we are able to maintain our profit margin by increasing the prices of our products in response to increases in steel costs, our profits will decrease, or our losses will increase.

        Political and economic conditions in foreign countries in which we operate could reduce our revenues and adversely affect our financial condition and our business.

        Our direct foreign revenues as a percentage of total revenues were approximately 5% in 2002, 8% in 2001 and 8% in 2000. Our entry into the finned tube business has increased our foreign exposure, as our Fintube subsidiary maintains manufacturing facilities in Canada and Mexico. The success of our sales to, and operations in, foreign markets depends on numerous factors, many of which are beyond our control, including economic conditions in the foreign countries in which we sell our products and services. Our international sales and operations may also expose us to risks inherent in doing business outside the United States, including currency fluctuations, restrictions on the repatriation of profits and assets, compliance with foreign laws and standards and political risks.

        In addition, the September 11, 2001 terrorist attacks, the possibility of additional attacks and the war between the United States and certain of its allies and Iraq may lead to continued political and economic uncertainty that may continue to adversely affect the United States economy and financial markets. As a result, demand for our products and our profitability could decline, perhaps significantly.

        Significant competition from a number of companies could reduce our market share and have an adverse effect on our selling prices and sales volumes.

        We operate in a highly competitive industry and compete against a number of companies, some of which have significantly greater financial, technological and marketing resources than we do. We believe that our ability to compete depends on high product performance, short lead-time and timely delivery, competitive pricing and superior customer service and support. We might be unable to compete successfully with respect to these or other factors. If we are unsuccessful, we could lose market share to our competitors. Moreover, the competition could have an adverse effect on our selling prices and sales volumes.

        Difficulties in integrating potential acquisitions could adversely affect our business, operating results and financial condition.

        We regularly evaluate potential acquisition opportunities, like the acquisition we recently completed with Wheeling, to support and strengthen our business. We might not be able to locate suitable acquisition candidates, acquire candidates on acceptable terms or integrate acquired businesses successfully.

        Future acquisitions may require us to incur additional debt and contingent liabilities, which may materially and adversely affect our business, operating results and financial condition. In addition, we may issue shares of our common stock in order to consummate future acquisitions. Such issuances might have a dilutive effect on our current equity holders. Furthermore, the process of integrating acquired businesses, including the business we acquired from Wheeling, effectively involves the following risks:

  •
  assimilating operations and products may be unexpectedly difficult;

  •
  management's attention may be diverted from other business concerns;

  •
  we may enter markets in which we have limited or no direct experience; and

  •
  we may lose key employees of an acquired business.

        We have been unable to obtain any required consents from our former independent public accountants, Arthur Andersen LLP, and as a result you may be unable to recover damages from them.

        In June 2002 Arthur Andersen was convicted of federal obstruction of justice charges in connection with its destruction of documents related to Enron Corp. In order to include audited financial statements in a registration statement, we are required to obtain a consent from the independent public accountants who reported on the financial statements. As a result of Arthur Andersen's conviction and the departure of our former engagement partner and manager, Arthur Andersen is no longer in a position to provide consents to include financial statements reported on by them in our registration statement. The reports covering our financial statements for 2001 and 2000 were previously issued by Arthur Andersen and have not been reissued by them. The SEC provided temporary relief for companies that were unable to obtain consents from Arthur Andersen, and we filed our registration statement in reliance on this temporary relief provided by the SEC. Because we are unable to obtain a consent from Arthur Andersen, you will be unable to sue Arthur Andersen under Section 11 of the Securities Act for material misstatements or omissions, if any, in the registration statement and prospectus, including the financial statements covered by their previously issued reports. Moreover, should Arthur Andersen cease conducting business, declare bankruptcy or avail itself of other forms of protection from creditors, it is unlikely you would be able to recover damages from Arthur Andersen for any claim against them.

        We might not be able to continue to rely on the temporary relief granted by the SEC indefinitely. If the SEC no longer accepts financial statements audited by Arthur Andersen, this may affect our ability to access the public capital markets in the future unless Deloitte & Touche LLP, our current independent accounting firm, or another independent accounting firm, is able to audit the financial statements originally audited by Arthur Andersen. Any delay or inability to access the capital markets may make it difficult for us to obtain additional funds for working capital, capital expenditures, debt service requirements, acquisitions or general corporate or other purposes, which could have an adverse impact on our business.

        We have been sued by Cargill and North Star Steel and have sustained an adverse judgment in connection with a proposed acquisition and we are subject to numerous lawsuits concerning exposure to asbestos on our premises which could adversely affect our financial condition.

        In August 2001 we entered into an agreement with Cargill, Incorporated to acquire the assets of the Tubular Products Division of North Star Steel Company for $430.0 million and the acquisition of certain working capital liabilities. Consummation of the acquisition was subject to completion of arrangements for debt and equity financing, which we were unable to obtain. Cargill and North Star Steel subsequently sued us and the jury awarded Cargill and North Star damages of $32 million. We believe that the jury verdict and subsequent judgment were not supported by the facts and we plan to file a motion to render judgment in favor of Lone Star notwithstanding the verdict or for a new trial, and if such motion is not granted, we plan to file an appeal. The judgment reduced our 2002 operating income by $32 million and, if not overturned, will reduce our available cash by that amount, plus post-judgment interest.

        In addition, during the last three years our Lone Star Steel subsidiary has been named as one of a number of defendants in 30 lawsuits alleging that certain individuals were exposed to asbestos on the defendants' premises. We did not manufacture or distribute any products containing asbestos. Some or all of these claims may not be covered by our insurance. Although we have accrued for our estimated exposure to known claims, we do not know the extent to which future claims may be filed, and therefore we cannot estimate our exposure, if any, to unasserted claims.

        Failure to renew or reach acceptable new collective bargaining agreements could result in labor disruptions which could adversely affect our business, financial condition and revenues.

        Our subsidiaries are subject to five collective bargaining agreements. The majority of our union workers are employees of our Lone Star Steel subsidiary represented by the United Steelworkers of America. Two of the other agreements cover substantially all of Lone Star Steel's warehouse and plant security workers. The remaining two collective bargaining agreements cover employees of our Fintube subsidiary in Canada and Mexico. These agreements generally cover wages, health care benefits and retirement plans, seniority, job classes and work rules. Failure to renew these collective bargaining agreements upon expiration or to establish new collective bargaining agreements on terms acceptable to us could result in work stoppages or other labor disruptions which could adversely impact our customer relationships, financial condition and results of operations.

        We would have greater taxable income, and therefore be subject to increased federal income taxes, if we lose our federal tax net operating loss carryforwards due to our, or the consolidated group with whom we file tax returns, experiencing an ownership change of more than 50%.

        We had federal income tax net operating loss carryforwards of approximately $294.9 million at December 31, 2002 that, if not utilized to reduce our taxable income, will expire between years 2003 and 2022. Our ability to use these net operating loss carryforwards to reduce taxable income is dependent upon us not experiencing an ownership change of more than 50 percentage points as defined by IRS regulations. Lone Star's common stock is publicly traded, and management cannot assure that future trading will not result in an ownership change, as defined by IRS regulations, which would limit the availability of our net operating loss carryforwards. In addition, a portion of our net operating loss carryforwards relates to our former subsidiary, American Federal Bank, F.S.B., and is subject to an agreement with the Federal Deposit Insurance Corporation under which we may be required to pay that government agency for certain tax benefits relating to the use of the net operating loss carryforwards.

        Our significant stockholders, whose interests may not be aligned with yours, will be able to significantly influence the outcome of stockholder votes.

        As of March 31, 2002 a significant stockholder group collectively owned approximately 37.7% of our common stock prior to any sale of shares pursuant to this prospectus and any sales or other issuances of common stock by us. Accordingly, these stockholders, as a group, will be able to significantly influence the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws, and the approval of mergers and other significant corporate transactions, and their interests may not be aligned with yours. One of the eight members of our Board of Directors serves on our Board at the request of this significant stockholder group. The existence of these levels of ownership concentrated in a few persons makes it less likely that any other holder of common stock will be able to affect our management or direction. These factors may also have the effect of delaying or preventing a change in our management or voting control or our acquisition by a third party.

        We have unfunded pension plan liabilities of at least $33.5 million, which could result in claims against our assets if the plans' assets are insufficient to satisfy pension obligations.

        Our three defined benefit pension plans for our Lone Star Steel subsidiary's bargaining unit employees were underfunded by an aggregate of approximately $33.5 million as of November 30, 2002 using an investment return assumption of 8% per annum and a discount rate of 6.75% per annum. Moreover, if the plans were terminated under the distress termination provisions of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, the Pension Benefit Guaranty Corporation, or PBGC, would have claims against our assets for the amount necessary to satisfy the plans' unfunded benefit liabilities under the PBGC's actuarial assumptions, which amount we estimated would probably be between $40 million and $45 million as of November 30, 2002.

        The loss of key members of our senior management team could adversely affect our business.

        Our success depends largely on the efforts and abilities of our current senior management team. Their experience and industry contacts significantly benefit us. If we were to lose the benefit of their experience and contacts, our business could be adversely affected. We have entered into an employment agreement with Rhys J. Best, our Chairman of the Board, President and Chief Executive Officer. We do not maintain key-man life insurance on any members of our senior management team.

        Various governmental regulations and environmental risks applicable to our business may require us to take actions which will adversely affect our results of operations.

        Our business is subject to numerous federal, state, provincial, local and foreign laws and regulations, including regulations with respect to air emissions, wastewater discharges and the generation, handling, storage, transportation, treatment and disposal of waste materials. Although we believe we are in substantial compliance with all applicable laws and regulations, legal requirements are frequently changed and subject to interpretation, and the presently unpredictable ultimate cost of compliance with these requirements could affect our operations. We may be required to make significant expenditures to comply with governmental laws and regulations. Existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, could have a material adverse effect on our results of operations and financial condition.

        Potential casualties and product liability claims relating to the products we manufacture and sell to the oil and gas industry and industries using heat recovery applications could harm our business.

        Our oil and gas casing, tubing, coupling and line pipe products are sold primarily for use in oil and gas drilling and transmission activities, which are subject to inherent risks, including well failures, line pipe leaks and fires, that could result in death, personal injury, property damage, pollution or loss of production. Any of these hazards and risks can result in the loss of hydrocarbons, environmental pollution, personal injury claims and damage to property. In addition, defects in our specialty tubing products could result in death, personal injury, property damage, pollution, damage to equipment and facilities or inefficient heat recovery. We warrant our oilfield products and specialty tubing and the commercial alliance products we sell or distribute to be free of various defects. Actual or claimed defects in our products may give rise to claims against us for losses and expose us to claims for damages. Our insurance may be inadequate or unavailable to protect us in the event of a claim or our insurance coverage may be canceled or otherwise terminated.

        Market volatility and downturns of industries which use our Fintube products for heat recovery applications could reduce demand for those products and adversely affect our revenues.

        Our Fintube subsidiary is the largest domestic specialty tubing manufacturer of heat recovery finned tubulars, which are used in various applications including fuel economizers, petrochemical plants, refineries and combined-cycle electrical power generation plants. Our Fintube business is therefore dependent on power plant construction, the cost of alternative fuels for power generation and, to a lesser extent, industrial plant processing and petrochemical plant construction. Demand for these products has been down since fourth quarter 2001 as construction of new power plants was curtailed due to lower energy demand attributable to the slowdown in the general economy and constraints on capital to fund the construction projects. Power plant construction curtailments and cancellations are expected to continue. This construction activity and the corresponding demand for our Fintube products are also related to natural gas and oil prices and are therefore subject to the volatility of the oil and gas market. Demand for these products fluctuates significantly in response to a number of economic, market and other factors, most of which are beyond our control. A decrease in demand for these Fintube products could adversely affect our results of operations. Some additional factors affecting demand are:

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  the level of consumer and industrial demand for electrical power generation;

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  fluctuations in construction levels of gas-fired, combined-cycle power generation plants;

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  the price and amount of imports of foreign boiler tubes, finned tubes and other products;

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  worldwide and domestic supplies of natural gas;

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  weather conditions; and

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  domestic and foreign governmental regulations and taxes.

Risks Relating to the Offering of Certain Securities

        We do not intend to declare dividends on our common stock in the foreseeable future, which could adversely affect the return on your investment in common stock.

        We have not paid any dividends on our common stock since becoming a publicly held corporation in 1985, and we do not anticipate paying dividends on our common stock at any time in the foreseeable future. As a result, any positive return on your investment in our common stock will depend upon any appreciation in the market price of the common stock.

        Provisions in our charter and bylaws may affect your rights as a holder of common stock and limit the price some investors might be willing to pay for our common stock.

        You should be aware that provisions of our certificate of incorporation and bylaws may make it more difficult for a third party to acquire us, or may discourage acquisition bids for us and could limit the price that investors might be willing to pay in the future for shares of our common stock. For example, our Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions of those shares without any further vote or action by the stockholders. Our certificate of incorporation also provides for a staggered board. We are also subject to provisions of the Delaware General Corporation Law and provisions in our certificate of incorporation that may make some business combinations more difficult.

        Our forward-looking statements may prove to be inaccurate.

        This prospectus includes, and the prospectus supplement will include, "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements about forecasts, plans, strategies, and prospects in the reports incorporated by reference in this prospectus and in the prospectus supplement. Although we believe that the plans, intentions and expectations reflected in or suggested by these forward-looking statements are or will be reasonable, these plans, intentions and expectations may not be achieved. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus and in the prospectus supplement are or will be set forth in this "Risk Factors" section and elsewhere in this prospectus and the prospectus supplement. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Forecasts are particularly likely to be inaccurate, especially over longer periods of time. For example, in 1983, the U.S. Department of Energy forecast that oil would cost $74 per barrel in 1995. In 1995, however, the price of oil was actually $17 per barrel. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts we cite.

        There may be additional risk factors in the future.

        Please see the prospectus supplement and our filings with the SEC incorporated herein for additional risk factors that may be applicable to a particular class or issuance of securities or to us in the future.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This prospectus, any accompanying prospectus supplement and the documents we have incorporated by reference contain forward-looking statements. The words "believe," "expect" "estimate" and "anticipate" and similar expressions identify forward-looking statements. Forward-looking statements include those that address activities, events or developments that we expect or anticipate will or may occur in the future. These forward-looking statements include statements regarding our financial position, business strategy and other plans and objectives for future operations and any other statements which are not historical facts. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the expected effects on our business or operations. Among the factors that could cause actual results to differ materially from our expectations are the following:

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  natural gas and oil price volatility;

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  domestic and foreign competition;

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  steel price volatility;

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  inventory fluctuations;

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  our ability to successfully manage our business;

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  fluctuations in industry-wide inventory levels;

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  fluctuations in construction levels of gas-fired, combined cycle power generation plants;

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  general economic conditions;

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  the presence or absence of governmentally imposed trade restrictions; and

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  similar matters and other factors disclosed under "Risk Factors" and elsewhere in this prospectus or in any prospectus supplement.

These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf.

        A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus and the applicable prospectus supplement.

USE OF PROCEEDS

        Unless otherwise provided in a prospectus supplement, we will use the net proceeds of the sale of securities described in this prospectus and in any prospectus supplement to repay existing debt, to acquire other businesses, to fund development of new products, to fund capital expenditures and to provide funds for general corporate purposes.

        The exact amount of net proceeds to be used and the timing of their use will be applied to corporate purposes will depend on a number of factors, including market conditions, our funding requirements and the availability of alternative funding sources. We will disclose in a prospectus supplement any future proposal to use net proceeds from an offering of our securities to finance a specific purpose, if applicable.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 80 million shares of common stock, $1.00 par value per share, and 10 million shares of preferred stock, $1.00 par value per share.

        The following is a summary of the terms and provisions of our capital stock and the material applicable terms of our certificate of incorporation and bylaws. You should also review our certificate of incorporation and bylaws, which we incorporated by reference as exhibits to the registration statement, of which this prospectus is a part.

Common Stock

        We are authorized to issue up to 80 million shares of common stock, par value $1.00 per share. The holders of our common stock are entitled to one vote for each share held of record on all matters to be voted upon by the stockholders. The holders of our common stock are entitled to participate equally in dividends, if any, declared by our Board of Directors out of legally available funds, and in the distribution of assets in the event of liquidation. However, the payment of any dividends and the distribution of assets to holders of our common stock will be subject to any prior rights of any outstanding shares of our preferred stock. We have never paid cash dividends on our common stock. The holders of our common stock have no preemptive, conversion or other rights to subscribe for additional shares of our stock. There are no redemption rights or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, validly issued, fully paid and nonassessable.

Preferred Stock

        Our Board of Directors is authorized, without further action by the stockholders, to issue up to 10 million shares of preferred stock and to establish, without stockholder approval, one or more classes or series of Lone Star preferred stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, and limitations that our Board of Directors may designate. No shares of our preferred stock are issued or outstanding. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and restrict their rights to receive payments upon our liquidation. It could also have the effect of delaying, deferring or preventing a change in control of Lone Star. We have no present plan to issue any shares of preferred stock.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

        Board of Directors.    Our certificate of incorporation provides that our Board of Directors will set the number of members of our Board by resolution and that our Board will be divided into three classes, each class to be as nearly equal in number of directors as possible. In addition, under our certificate of incorporation, directors may be removed only for cause by the affirmative vote of 80% of the then-outstanding shares of our capital stock entitled to vote. Thus, the holder or holders of as little as one share more than 20% of the voting power may veto the removal of any director. Our certificate of incorporation also provides that vacancies on our Board of Directors will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, and that the newly elected director serves for the unexpired term of his or her predecessor. The likely effect of the classified board and limitations on the removal of directors and filling of vacancies is an increase in the time required for the stockholders to change the composition of our Board of Directors. These classification provisions are subject to the rights of holders of preferred stock which may be established by our Board of Directors pursuant to our certificate of incorporation in order to permit the holders of preferred stock to elect directors under specified circumstances relating to the payment of dividends by, and the liquidation of, Lone Star.

        Our bylaws provide that nominations for the election of directors may be made by the Board of Directors, by a proxy committee appointed by the Board or by any stockholder entitled to vote in the election of directors. Under our bylaws, stockholders intending to nominate director candidates for election must give proper advance notice to the secretary of Lone Star. The chairman of any stockholder meeting may refuse to acknowledge the nomination of any person not nominated in compliance with the procedure established in the bylaws. Although this does not give the Board of Directors any power to approve or disapprove stockholder nominations for election of directors, it may have the effect of precluding a contest for the election of directors if these procedures are not followed.

        Stockholder Meetings.    Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may not be taken by written consent. Our certificate of incorporation further provides that special meetings of the stockholders may be called only by the Chairman of the Board of Directors or by a majority of the Board of Directors. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities of Lone Star.

        Special Vote Required for Business Combinations.    We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law, and provisions in our certificate of incorporation which relate to transactions with interested stockholders. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purpose of Section 203, a "business combination" includes mergers, asset sales having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation, and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is generally a person who, together with affiliates and associates, owns (or within three years prior to the date of determination of whether the person is an "interested stockholder" did own) 15% or more of the corporation's outstanding voting stock.

        Our certificate of incorporation contains additional provisions relating to business combinations that supplement Section 203 and prohibits us from engaging in a "business combination" with an "interested stockholder," unless the business combination is approved in a prescribed manner or meets certain price and procedure requirements. As defined in our certificate of incorporation, a "business combination" includes:

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  mergers;

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  assets sales and other transactions having an aggregate fair market value of $100 million or more;

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  the adoption of any plan or proposal for the liquidation or dissolution of Lone Star proposed by any "interested stockholder" or an affiliate of any "interested stockholder"; and

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  any reclassification of securities or other transaction that has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Lone Star or any subsidiary which is directly or indirectly owned by any "interested stockholder" or any affiliate of any "interested stockholder."

As defined in our certificate of incorporation, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the prior two years did own, 20% or more of our outstanding voting stock or who is an assignee of any shares which were at any time within the two-year period immediately prior to the date in question beneficially owned by any "interested stockholder," if the assignment did not involve a public offering within the meaning of the Securities Act of 1933, as amended.

        Amending our Certificate of Incorporation and Bylaws.    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws unless the certificate of incorporation or bylaws, as the case may be, requires a greater percentage. The majority stockholder vote would be in addition to any separate class vote that might be required by the terms of any series of preferred stock that might be outstanding at the time any amendments are submitted to stockholders. Many of the provisions in our certificate of incorporation require the affirmative vote of 80% or more of the then-outstanding shares of our capital stock for their amendment.

PLAN OF DISTRIBUTION

        We intend to enter into a sales agreement with a sales manager to be named in a prospectus supplement (the "Sales Manager") under which we may issue and sell up to 1,000,000 shares of common stock from time to time through the Sales Manager. The sales, if any, of common stock made under the sales agreement will be made only by means of ordinary brokers' transactions on the New York Stock Exchange. The specific terms of our agreement with the Sales Manager will be set forth in a prospectus supplement.

        We expect the Sales Manager will sell the shares of common stock subject to the sales agreement from time to time as agreed upon by us and the Sales Manager. We will designate the maximum amount of shares of common stock to be sold by the Sales Manager daily as reasonably agreed to by the Sales Manager. Subject to the terms and conditions of the sales agreement, the Sales Manager will use its best efforts to sell all of the designated shares of common stock. We may instruct the Sales Manager not to sell shares of common stock if the sales cannot be effected at or above the price we designate in any such instruction. The Sales Manager will not be obligated to attempt to sell shares if the market price is below the designated price. We or the Sales Manager may suspend the offering of shares of common stock upon proper notice and subject to other conditions.

        The compensation to the Sales Manager for sales of common stock is expected to equal a commission rate as specified in a prospectus supplement. The remaining sales proceeds, after deducting any transaction fees imposed by any governmental or self-regulatory organization in connection with the sales, will equal our net proceeds for the sale of the shares.

        Settlement for sales of common stock is expected to occur on the third business day following the date on which any sales are made in return for payment of the net proceeds to us. There is expected to be no arrangement for funds to be received in an escrow, trust or similar arrangement. The Sales Manager is expected to act as sales manager on a best efforts basis.

        In connection with the sale of common stock on our behalf, the Sales Manager may be deemed to be an "underwriter" within the meaning of the Securities Act, and compensation of the Sales Manager may be deemed to be underwriting commissions or discounts. We expect to provide indemnification and contribution to the Sales Manager against certain civil liabilities, including liabilities under the Securities Act. We expect the Sales Manager will be permitted to engage in transactions with, or perform services for, us in the ordinary course of business.

        The offering of common stock pursuant to the sales agreement is expected to terminate upon the earlier of (i) the sale of all shares of common stock subject to the sales agreement or (ii) termination of the sales agreement.

        The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the applicable prospectus supplement.

LEGAL MATTERS

        Unless otherwise specified in a prospectus supplement relating to the securities, the validity of the issuance of the common stock will be passed upon for us by Fulbright & Jaworski L.L.P., Dallas, Texas. Any underwriters will be advised about issues relating to any offering by their legal counsel to be named in the appropriate prospectus supplement.

EXPERTS

        The consolidated financial statements as of and for the year ended December 31, 2002 and the related 2002 financial statement schedule incorporated in this prospectus by reference from the Lone Star Annual Report on Form 10-K/A for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion on the 2002 financial statements and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards No. 142 and the application of procedures relating to certain disclosures of financial statement amounts related to the 2001 and 2000 financial statements that were audited by other auditors who have ceased operations and for which Deloitte & Touche LLP has expressed no opinion or other form of assurance other than with respect to such disclosures) which is incorporated by reference, and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

        Additionally, the audited consolidated financial statements and schedules of Lone Star incorporated by reference in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited

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  with respect to the consolidated balance sheet of Lone Star and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for the one year periods ended December 31, 2001 and 2000, by Arthur Andersen LLP, independent public accountants,

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  with respect to the consolidated balance sheet of Aletas y Birlos Mexicana, S.A. de C.V., Lone Star's significant nonguarantor subsidiary, as of December 31, 2001, and the related statements of income, shareholders' equity and cash flows for the years ended December 31, 2001 and 2000, by BDO-Hernandez Marron y CIA., S.C., independent public accountants, and

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  with respect to the combined financial statements of Wheeling Machine Products, Inc. and Wheeling Machine Products of Texas, Inc., by LaPorte, Sehrt, Romig and Hand, A Professional Accounting Corporation, for the fifty-two week periods ended December 30, 2001, December 31, 2000 and January 2, 2000, and for the period ended September 30, 2002.

These reports are incorporated by reference in this prospectus in reliance upon the authority of these accounting firms as experts in giving these reports.

        We have been unable to obtain, after reasonable efforts, the written consent of Arthur Andersen to our naming it as an expert and as having audited the consolidated financial statements for the two years ended December 31, 2001 and 2000 and including its audit report in this prospectus. This lack of consent may limit your ability to recover damages from Arthur Anderson under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

        We changed certifying accountants from Arthur Andersen to Deloitte & Touche LLP effective June 6, 2002. On June 6, 2002, Arthur Andersen was dismissed as our principal accountant. Arthur Andersen's report on the financial statements for the year ended December 31, 2001 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was approved by our board of directors. During the year ended December 31, 2001 and subsequent interim periods prior to such change in accountants, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. During the year ended December 31, 2001 and subsequent interim periods prior to such change in accountants, there have occurred none of the "reportable events" listed in Item 304(a)(1)(v)(A-D) of Regulation S-K. We have requested and received from Arthur Andersen the letter required by Item 304(a)(3) of Regulation S-K (and filed the same as Exhibit 16 to our report on Form 8-K filed on June 10, 2002), and we state that Arthur Andersen agrees with the statements made by us in this prospectus in response to Item 304(a)(1) of Regulation S-K.

EXPLANATORY NOTE ABOUT INTERIM FINANCIAL INFORMATION

        With respect to the unaudited interim financial information of Wheeling Machine Products, Inc. and Wheeling Machine Products of Texas, Inc., for the period ended October 7, 2001, incorporated by reference in this prospectus, the independent accountants, LaPorte, Sehrt, Romig and Hand, A Professional Accounting Corporation, have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in our Current Report on Form 8-K/A filed January 28, 2003, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.